UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

2 Mulcaster Street
St Helier
Jersey JE2 3NJ
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This Current Report on Form 6-K/A is being furnished to add incorporation by reference language and a consent from the Qualified Person named in Exhibit 99.1. No other changes have been made to the previously furnished Form 6-K, and the information contained therein remains unchanged in all material respects.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K/A of Caledonia Mining Corporation Plc are hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-281436), as amended or supplemented.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
Registrant

August 6, 2026	/s/ JOHN MARK LEARMONTH
John Mark Learmonth
CEO and Director

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated April 7, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s 6-K report filed on April 7, 2026).
99.2	Consent of Craig Havey

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